DD
9/20/13

SEC



13025816

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- **52010**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __07/01/2012__ AND ENDING __06/30/2013__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Golden Beneficial Securities Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

__440 Benmar Drive, Suite 2251__
                            (No. and Street)

Houston	Texas	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Don Spivey__   __(713)781-9708__
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Davis, Kinard & Co., P.C.__
                    (Name – if individual, state last, first, middle name)

400 Pine Street	Abilene	Texas	79601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



DD
10/4/13

OATH OR AFFIRMATION

1. __Don Spivey_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Golden Beneficial Securities Corporation_____ , as
of __the 30th of June_____ , 20_13___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

> JENNIFER KAYE WOODS
> Notary Public, State of Texas
> My Commission Expires
> November 08, 2016

_____
Signature

Notary Public Exp 11/8/16

_____
CEO
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN BENEFICIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

together with

REPORT OF INDEPENDENT AUDITORS

FOR THE YEAR ENDED
JUNE 30, 2013

GOLDEN BENEFICIAL SECURITIES CORPORATION

CONTENTS

Report of Independent Auditors 1

FINANCIAL STATEMENTS:

    Statement of Financial Condition.. 3

    Statement of Income... 4

    Statement of Comprehensive Income... 5

    Statement of Changes in Shareholders' Equity 6

    Statement of Cash Flows.. 7

    Notes to Financial Statements 8

SUPPLEMENTAL INFORMATION:

    Schedule I – Computation of Aggregate Indebtedness
    And Net Capital in Accordance with Rule 15c3-1
    of the Securities and Exchange Commission 12

    Schedule II – Computation for Determination of Reserve
    Requirements Pursuant to Rule 15c3-3 13

Independent Auditor's Report on Internal Accounting Control
    Required by SEC Rule 17a-5 14



First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

Report of Independent Auditors

To the Board of Directors
Golden Beneficial Securities Corporation
Houston, Texas

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Golden Beneficial Securities Corporation (the Company) as of June 30, 2013, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Beneficial Securities Corporation as of June 30, 2013, and the result of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying account and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Davis Kinard & Co, PC

Certified Public Accountants

Abilene, Texas
September 6, 2013

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2013

Assets

Cash and cash equivalents	$	59,635
Cash deposits with clearing organizations		100,043
Available for sale securities		161
Commissions receivable		120,524
Deferred tax asset		18,227
Property and equipment, net		2,558
Other assets		2,500
Total assets	$	303,648

Liabilities and Shareholders' Equity

Liabilities

Accounts payable	$	86,371
Accrued liabilities		50,896
Commissions payable		31,819
Total liabilities		169,086

Shareholders' Equity

Common stock, $1.00 par value; 100,000 shares authorized; 30,000 shares issued and outstanding	30,000
Additional paid-in-capital	175,088
Retained deficit	(70,565)
Net unrealized appreciation on available for sale securities	39
	134,562

Total Liabilities and Shareholders' Equity	$	303,648

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Income
For the Year Ended June 30, 2013

Revenues		
Commissions, fee and interest income	$	1,909,805
Operating expense		
Clearing fees		187,183
Commission expense		680,214
Management service and expense		421,832
Other		586,433
Total operating expense		1,875,662
Income before provision for income taxes		34,143
Provision for income taxes		11,655
Net income	$	22,488

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Comprehensive Income
For the Year Ended June 30, 2013

Net income	$	22,488
Other items of comprehensive income		
Change in unrealized appreciation on		
investment securities available for sale, before tax		38
Comprehensive income before tax		22,526
Income tax benefit related to		
other items of comprehensive income		-
Comprehensive income	$	22,526

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Changes in Shareholders' Equity
For the Year Ended June 30, 2013

	Common Stock		Additional Paid-in Capital		Retained Deficit	
Balance at June 30, 2012	$	30,000	$	175,088	$	(93,053)
Net income						22,488
Net change in unrealized appreciation on available for sale securities						
Balance at June 30, 2013	$	30,000	$	175,088	$	(70,565)

The accompanying notes are an
integral part of these financial statements.

Net Unrealized Appreciation on Available for Sale Securities		Total Shareholders' Equity	
$	1	$	112,036
			22,488
	38		38
$	39	$	134,562

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended June 30, 2013

Cash flows from operating activities		
Net income	$	22,488
Adjustments to reconcile net loss to		
net cash used by operating activities:		
Depreciation		432
Deferred income tax		(420)
Changes in operating assets and liabilities:		
Deposits with clearing organizations		4
Commissions receivable		21,416
Prepaid expenses		113
Other assets		(2,500)
Accounts payable		(6,111)
Accrued liabilities		(20,461)
Commissions payable		(5,199)
Net cash provided by operating activities		9,762
Net change in cash and cash equivalents		9,762
Cash and cash equivalents at beginning of year		49,873
Cash and cash equivalents at end of year	$	59,635
Supplemental disclosures of cash flow information		
Income taxes paid	$	9,269

The accompanying notes are an
integral part of these financial statements.

Note 1:   Summary of Significant Accounting Policies

A summary of Golden Beneficial Securities Corporation's (the Company) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Nature of Business

Beneficial Securities Corporation (Beneficial) was organized on October 27, 1997 under the laws of the State of Texas to engage solely in the business of a registered broker-dealer and is registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Agency (FINRA). Effective March 23, 1999, Beneficial changed its name to Golden Beneficial Securities Corporation. The Company operates in Houston, Texas brokering investments to a select group of investors primarily in the equity securities industry.

Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with financial institutions and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Commissions Receivable

Commissions receivable represents amounts owed to the Company which are expected to be collected within the next twelve months. Management evaluates receivables on an ongoing basis and establishes an allowance for doubtful accounts for specific accounts the Company considers uncollectible. At June 30, 2013, an allowance for doubtful accounts was not considered necessary as all accounts were considered collectible.

Property and Equipment

Property and equipment is stated at cost. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income. At June 30, 2013, property and equipment consisted of computer equipment with a cost of $8,978, net of accumulated depreciation of $6,420.

Note 1:   Summary of Significant Accounting Policies - *continued*

Depreciation

Depreciation is provided on a straight-line basis in amounts sufficient to relate the cost of depreciable assets over their estimated service lives, generally three to seven years. Depreciation expense charged to operations for the year ended June 30, 2013, totaled $432.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the year ended June 30, 2013 amounted to $60,300.

State Income Taxes

The Company is subject to Texas franchise tax, commonly referred to as the Texas margin tax, for the period ended June 30, 2013. Accordingly, a provision for state income tax has been included in the accompanying financial statements.

Federal Income Taxes

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

The Company had no unrecognized tax benefits at June 30, 2013. The Company recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the year ended June 30, 2013, the Company recognized no interest and penalties.

The Company files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Company is no longer subject to U.S. federal or state tax examinations by tax authorities for years before 2009.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Notes to Financial Statements
June 30, 2013

Note 2: Related Party Transactions

An affiliate related through common ownership, Augusta Securities, Ltd. (Augusta) provides several management and administrative services on behalf of the Company and charges management fees for these services. The management fees are not necessarily indicative of the cost that would have been incurred had the Company been a separate and independent operation. For the year ended June 30, 2013, management fees totaled $421,832, and are included in operating expenses on the accompanying statement of operations. At June 30, 2013, the Company owed Augusta $29,672, which is included in accrued liabilities on the accompanying statement of financial condition.

Note 3: Income Taxes

The provision for income taxes consists of the following components:

Current expense - State	$	11,503
Current expense - Federal		572
Deferred benefit - Federal		(420)
Total provision	$	11,655

The temporary differences that give rise to deferred taxes are related to using the cash basis for income tax reporting and the accrual basis for financial reporting.

The tax effects of temporary differences related to deferred taxes shown on the statement of financial condition are as follows:

Deferred tax assets:		
Accounts payable, accrued liabilities and commissions payable	$	25,349
NOL carryforward		10,965
Deferred tax liabilities:		
Commission receivable		(18,078)
Prepaid expenses		(9)
Net deferred tax asset	$	18,227

The Company files a calendar year tax return. The Company has a net operating loss carryforward of $73,096 that expires in 2032.

Note 4: Marketable Securities

Securities consist of stock and these securities are classified as available for sale, which are carried at fair value. At June 30, 2013, equity securities with a cost of $121 had a fair value of $161 with unrealized gains and losses being excluded from earnings and included as a component of other comprehensive income. At June 30, 2013, the net unrealized gain was not reported net of tax due to the insignificance of the tax effect. Due to the insignificance of the balance of the marketable securities, fair value measurement disclosures are not presented in tabular format. At June 30, 2013, the equity securities held by the Company were valued using Level 1 inputs. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The Company uses the specific identification method in determining realized gains and losses on the sale of securities.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2013, the Company had net capital of $111,253, which was $99,980 in excess of its required net capital of $11,272. The Company net capital ratio was 1.52 to 1.

Note 6: Commitments and Contingencies

The nature of the Company's business subjects it to claims, lawsuits/arbitrations, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate resolution of such matters cannot be determined at the current time and there can be no assurance that these matters will not have a material adverse effect on the Company in any future period. However, it is the opinion of management that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition or operating results of the Company.

Note 7: Subsequent Events

The Company has evaluated all subsequent events through September 6, 2013, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GOLDEN BENEFICIAL SECURITIES CORPORATION
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2013

Net Capital:

Shareholders' equity from statement of financial condition	$	134,562
Non allowable assets		(23,285)
		111,277
Haircuts:		
Other securities - 15% of current market value		24
NET CAPITAL	$	111,253
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $169,086)	$	11,272
Minimum dollar net capital requirement		5,000
Excess net capital		99,980
Excess net capital at 1000%	$	109,562
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition	$	169,086
Ratio:		
Aggregate indebtedness to net capital		1.52 to 1

Reconciliation with Company's computation
(included in Part II of Form X-17a-5 as of June 30, 2013)

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	126,580
Less: accrued audit fees		(12,400)
Less: accrued state taxes payable		(2,927)
Net capital as reported above	$	111,253

See Independent Auditor's Report

Golden Beneficial Securities Corporation does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report



Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Golden Beneficial Securities Corporation
Houston, Texas

In planning and performing our audit of the financial statements of Golden Beneficial Securities Corporation (the Company), as of and for the year ended June 30, 2013, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 14 -

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis Kinard & Co, PC

Certified Public Accountants

Abilene, Texas
September 6, 2013